# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Range Impact, Inc., CIK 0001438943
CUSIP: 92849B107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 200 Park Avenue, Suite 400, Orange Village, Ohio (OH), 44122
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001193125-18-315961
Filed by CIK 0001025708
Persons authorized to receive notices and communications: Howard Groedel,, 1660 West 2nd Street, Suite 1100,, Cleveland, Ohio (OH), 44113, 216.583.7000

## Reporting persons
- Joseph E. LoConti (CIK 0001025708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 7,387,310; shared voting power 16,797,146; sole dispositive power 7,387,310; shared dispositive power 16,797,146; aggregate amount beneficially owned 24,184,456 (22.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Range Impact, Inc.
Address of issuer's principal executive offices: 200 Park Avenue, Suite 400, Orange Village, Ohio (OH), 44122
Comment: This Amendment ("Amendment") amends the Reporting Person's initial Schedule 13D filed on November 1, 2018, as amended on February 7, 2019, April 2, 2019, and May 27, 2022 (collectively, the "Schedule 13D") with respect to the shares of the Common Stock, par value $0.001 per share ("Common Stock"), of Range Impact, Inc. (the "Company"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. The purpose of this Amendment is to report a change in the number of shares of the Common Stock of the Company beneficially owned by the Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The additional shares of Common Stock that were purchased by the Reporting Person set forth below in this Amendment were acquired by Tower IV LLC, an Ohio limited liability company ("Tower IV"), in a privately-negotiated transaction with the Company pursuant to a Securities Purchase Agreement between the Company and Tower IV, dated as of January 21, 2025, in exchange for $500,000. The funds used in making this purchase came from Tower IV's working capital. Mr. LoConti is the sole manager of Tower IV.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Mr. LoConti has the sole power to vote and dispose of 7,387,310 shares of the Common Stock of the Company representing approximately 6.8% of the total number of shares of Common Stock of the Company outstanding as of the date of this Amendment.

(b) Mr. LoConti and Tower IV have the shared power to vote and dispose of 16,797,146 shares of the Common Stock of the Company, representing approximately 15.5% of the total number of shares of Common Stock of the Company outstanding as of the date of this Amendment.

(c) Tower IV acquired 3,333,333 shares of Common Stock of the Company in a privately-negotiated transaction pursuant to a Securities Purchase Agreement entered into between Tower IV and the Company, dated January 21, 2025. The consideration paid by Tower IV for the shares of Common Stock acquired pursuant to the Securities Purchase Agreement was $500,000, or $0.15 per share of Common Stock acquired.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by the Reporting Person.

(e) Not applicable.

## Signatures
- Joseph E. LoConti: /s/ Joseph E. LoConti, Joseph E. LoConti (01/23/2025)